November 6, 2024

Robert Labbe
Chief Executive Officer
Pelican Acquisition Corp
1185 Avenue of the Americas, Suite 301
New York, NY 10036

       Re: Pelican Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted on October 10, 2024
           CIK No. 0002037431
Dear Robert Labbe:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on October 10, 2024
Cover Page

1. We note your disclosure regarding founder shares issued to the sponsor and the private units to be issued to the sponsor. Please revise to (i) disclose the amount the sponsor paid for the founder shares and the private units, and (ii) include cross-
       references to all disclosures related to compensation and the issuance of securities to sponsors, sponsor affiliates and promoters in the prospectus. See Item 1602(a)(3) of
       Regulation S-K.
2. Please revise the cover page to state the time frame for the special purpose acquisition company to consummate a deSPAC transaction and whether this time frame may be extended. See Item 1602(a)(1) of Regulation S-K.
3. Where you discuss conflicts of interest, please include additional cross-references to
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Page 2

       the locations of related disclosures in the prospectus, such as in the summary disclosure provided in response to Item 1602(b)(7).
4. We note potential conflicts of interest disclosure on the cover page. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also revise your cross-references to include cross-references to all related disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.
5. Please revise to address the working capital loans and the repayment of the non-
       interest bearing loans which may be made by your initial shareholders or affiliates and that up to $1,500,000 of the loans may be converted into private units at a price of
       $10.00 per unit.
6. We note you indicate that because of the nominal price paid for the founder shares, the public shareholders will incur substantial dilution. Please address whether compensation may result in a material dilution of the purchasers equity interests. See
       Item 1602(a)(3) of Regulation S-K.
7. Please revise to indicate the price EarlyBirdCapital, Inc. paid for the 500,000 shares that are the EBC founder shares.
8. Please clarify that there are permitted withdrawals from the interest earned on Trust account of $250,000 annually to fund working capital requirements.
9. Please clarify how long the $15,000 per month for office space and administrative services will be paid.
Prospectus Summary, page 1

10. Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.
11. We note your disclosure that you may need to obtain additional financing for working capital needs and transaction costs in connection with the search and completion of the initial business combination, to complete an initial business combination, or because you become obligated to redeem a significant number of your public shares.
       Please describe how additional financings may impact unaffiliated security holders.
       See Item 1602(b)(5) of Regulation S-K.
Our Company, page 2

12. Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which the sponsor or your management team has participated. For each SPAC, include disclosure regarding completed business combinations, liquidations, pending de-SPAC transactions and whether such SPAC is still searching for a target.
Initial Business Combination, page 6

13. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months if you have entered into a definitive agreement for an initial
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Page 3

       business combination, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. Please also disclose whether security holders will have voting or redemption rights with respect to any extensions. See Item 1602(b)(4) of Regulation
       S-K.
Our Sponsor, page 9

14.    We note disclosure beginning on page 25 regarding limited payments that may be
       made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation table on page 9 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of any fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. Also describe the extent to which any compensation or securities issuance to the sponsor, its affiliates or promoters may result in a material dilution of the
       purchasers    equity interests. See Items 1602(b)(6) and 1603(a)(6) of
Regulation S-K.
15. In the table of compensation and securities issued or to be issued, please include the private placement equivalent units that may be issued to the sponsor upon conversion of up to $1,500,000 of working capital loans at a price of $10.00 per unit. Please also include this disclosure on the cover page, as required by Items 1602(a)(3) and
       1602(b)(6) of Regulation S-K.
16. We note your tabular compensation table indicates 100,000 private units to be purchased by your Sponsor at a price of $1,000,000. We note your disclosure on the cover page and in the summary that the Sponsor will be purchasing 275,000 private units for $2,750,000. Please revise the tabular disclosure to include the 275,000 private units to be purchased by your Sponsor at a price of $10.00 per unit or revise your disclosures as appropriate. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-
       K.
17. We note that Daniel M. MCabe is the manager of your sponsor and has voting and dispositive power over the shares owned by Pelican Sponsor LLC. Please revise to identity of all persons who have direct and indirect material interests in the SPAC sponsor and the nature and amount of those interests. See Item 1603(a)(7) of
       Regulation S-K.
18. Please clarify how long the $15,000 per month for office space and administrative services will be paid.
Liquidation if no business combination, page 22

19. Please reconcile disclosure on page here and elsewhere stating that you may use up to
       $50,000 of interest on the assets in the Trust Account to pay liquidation and dissolution expenses with disclosure on page 24 stating that you will pay the costs, anticipated to be no more than $100,000, of liquidating the Trust Account from assets outside of the Trust Account.
 November 6, 2024
Page 4

Conflicts of Interest, page 24

20. Please revise your disclosure in this section and in similar disclosure beginning on page 101 to clearly state that there are actual or potential material conflicts between the SPAC sponsor, its affiliates or promoters; and purchasers in the offering. Briefly describe all such actual or potential material conflicts, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates, directors, or promotors as noted
       on page 5. Please see Item 1602(b)(7) and Item 1603(b) of Regulation
S-K.
21. Please provide the basis for your statements here and throughout the prospectus that you do not believe any fiduciary duties or contractual obligations of your directors or officers would materially undermine your ability to complete our business combination.
Risk Factors, page 31

22. We note the disclosure on page 10 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
If we are deemed to be an investment company ..., page 57

23. Please revise this risk factor to clearly state that notwithstanding your investment in
       U.S. government treasury securities or money market funds meeting conditions under
       Rule 2a7, you may still be found to be operating as an unregistered investment company. Please also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
The value of the founder shares following completion of our initial business combination..., page 61

24. We note your cover page indicates that the Sponsor will purchase 275,000 private units at $10 per unit for a total of $2,750,000, assuming no exercise of the
       underwriters    over-allotment option. We also note your disclosure that
   our Sponsor
       and its affiliates will have invested in us an aggregate of $10,025,000, comprised of the $25,000 purchase price for the founder shares and the $10,000,000 purchase price
       for the private placement units.    Additionally, the valuation later in
the paragraph
 November 6, 2024
Page 5

       appears incorrect. Please revise or advise us as appropriate. Use of Proceeds, page 70

25. We note that footnotes (3) and (4) appear repetitive. Please revise. Dilution, page 74

26. We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 84 of your prospectus.
       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Cassi Olson